UNITED STATES SECURITIES AND EXCHANGE
          COMMISSION Washington, D.C. 20549

                   SCHEDULE 14A

    Proxy Statement Pursuant to Section 14(a) of the Securities
          Exchange Act of 1934 (Amendment No.     )

Filed by a Party other than the Registrant [X]

[X] Revised Preliminary Proxy Statement


Name of Registrant as Specified in its Charter:

                            HI-LO AUTOMOTIVE, INC.

Name of Person Filing Proxy Statement:

     HWANG FAMILY LTD PARTNERSHIP, BY KWANG-CHOU HWANG

                PROXY STATEMENT SUBMITTED BY
                HWANG FAMILY LTD. PARTNERSHIP
                2432 KEYHOLE, IRVING, TX 75062


     This proxy statement and the accompanying proxy card, which is pink, are furnished to the shareholders of Hi-Lo Automotive, Inc., a Delaware corporation, in connection with the solicitation by Hwang Family Ltd. Partnership, for use at the upcoming 1997 Annual Meeting of Stockholders of the company to be held on Tuesday, May 20, 1997, at 9:a.m., Houston time, at the Sheraton Astrodome Hotel, 8686 Kirby Drive, Houston, Texas, and at any adjournment thereof. Definitive copies of this material are intended to be released to stockholders around April 24, 1997.

     On March 25, 1997, the record date set by the company for stockholders entitled to vote in this election, there are 10,756,000 shares of common stock outstanding. Each share is entitled to one vote, no cumulative voting being allowed. Principal holders of these shares include the participants in this solicitation, 13.4 % , Franklin Resources Mutual fund, 9.9 %, and Dimensional Fund, 6.5% of outstanding shares, based on year-end filings of these funds. A more detailed information regarding the principal holders of Hi-Lo securities is presented in the proxy statement the company has provided you.

    The execution and return of the enclosed proxy will not affect a stockholder's right to attend the meeting and vote in person. A stockholder may revoke his or her proxy by appearing at the meeting in person, or send a letter of revocation to this solicitor at any time before it is exercised. Also a later dated, executed proxy card will revoke any prior dated proxy.

    The solicitation is made by dissident shareholder, Hwang
Family Ltd. Partnership, that is contesting the nomination and election of six new directors by the board of Hi-Lo Automotive.
The other participants are :

      Kwang- chou Hwang,  Ming-Ing H. Hwang,  Larry D. Smith,
Fred J. Hwang,  and Michael A. Ward.

      Solicitation of proxies will be made by the participants without compensation, using mails, telephone, faxes, letters, and so forth. No other organization will be hired to assist in this effort. Brokerage firms will be requested to forward proxy materials to the beneficial owners thereof and will be reimbursed by the partnership. Total cost is estimated at $15,000, which will be borne by the partnership. Reimbursement from the company will not be sought.

Disclosure Regarding Participants

     Hwang Family Ltd. Partnership, partners, Kwang-chou Hwang, and Ming-Ing H. Hwang have not been convicted in a criminal proceeding during the past ten years. The two partners are both investors, and reside at 2432 Keyhole Dr., Irving, Texas 75062. The partnership, together with the partners, beneficially own 1050,950 shares of Hi-Lo common stock (par value $0.01), and directly own 1000 shares of the same. Time and shares purchased in the past two years1 were: May 1995, 5000 shares; May 1996, 20,000 shares; July 1996, 178,600 shares; August 1996, 451,000 shares; September 1996, 50,000 shares; October 1996, 136,350 shares; November 1996, 50,000 shares; December 1996, 68,600 shares; and January 1997, 92,400 shares. These shares were bought in the open market with cash. They are not, and were not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

     Larry D. Smith, age 59, is an M.D. and resides at 8207 Mason Rd., Manvel, Texas 77578. Dr. Smith is a beneficial owner of 331,600 shares of Hi-Lo Automotive Inc. common stock (par value $0.01), and a direct owner of none of the same. He purchased all these shares in December, 1996 without any outside financing. During the past ten years, he has not been convicted in a criminal proceeding. He has not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

      Fred J. Hwang is an anesthesiologist and is a partner of North Hills Anesthesiology Associates, 8017 Glenview, Hurst, Texas. During the past ten years, he has not been convicted in a criminal proceeding. He owns 48,800 shares of Hi-Lo Automotive common stock (par value $0.01) beneficially and none directly.
He bought 1000 shares on June 7, 1995, 18,800 shares in August 1996, 12,000 shares in September 1996, 8000 shares in November 1996, 3000 shares on December 11, 1996, and 6000 shares on March 17, 1997. No borrowed funds were used in these purchases. He is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, other than the agreement as disclosed below regarding this election.

     Michael A. Ward is a partner of Coastal Securities, 1160 Dairy Ashford, Fifth Floor, Houston, Texas 77079. During the past ten years, Mr. Ward has not been convicted in a criminal proceeding. He is a beneficial owner of 4000 shares of Hi-Lo common stock (par value $0.01) , and direct owner of 1000 share of the same. He purchased 1000 shares on February 4, and 4000 shares on February 6, 1996. No indebtedness was involved in purchasing of these shares. He is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

      Participants as a group hold 1,436,350 shares of Hi-Lo common stock, representing 13.4 % of total number of shares qualified to vote in this election. The participants have agreed to vote all their shares for election of the three nominees supported by the solicitor, and reject all nominees recommended by the present board.

     No participant has any arrangement or understanding with respect to future employment with the company, except as director of the company.

Performance of Company and Management

     As you all know, Hi/Lo is in a precarious financial situation, with dwindling market share and mounting losses threatening to put it out of business. Table 1, which is prepared from the company's 1996 quarterly reports, summarizes the financial performance of the company from 1991 to 1996. The most disturbing aspect is the way per store sales has decreased over the years, especially in the last two years. This in spite of consumer price increases each year. The huge loss shown for 1996 does include a huge write-off taken in the third quarter, but even without that, the third and the fourth quarter figures include sizable operating losses. In the opinion of this solicitor, this trend can not continue much longer before the company could be faced with liquidity problems. For more detailed financial data of the company, please study its annual report you have just received from the company.

              Table 1. Financial Performance of Hi/Lo

             1996     1995     1994     1993    1992     1991

Sales/Store  1.293    1.380    1.499    1.520    1.547   1.429
(million)

Operating    (59.3)    8.43     17.51    13.38    17.58   16.48
Income(MM)

Net Income   (4.99)    0.16     0.85      0.64    0.89     0.80
Per Shr($)

Purpose and Intention

      The partnership attempts, with your approval, to elect the two candidates for directors nominated by us and reject two of the candidates recommended by the board, whom we consider to be unfriendly to investors. Unless otherwise marked, your proxies, if properly executed and returned, will be voted for the election of the two candidates we nominated, namely, Michael A. Ward, and Kwang-chou Hwang, and for the rejection of Richard C. Adkerson and T. Michael Young. Please refer to page 2 of the company proxy statement for a list of board nominated directors and their background and qualifications. If you have any questions, please call us at (972) 570-7718

       If proxies from a majority of shareholders are received, we will have a well balanced board of directors that will work for enhancing shareholder values. The board will hold a meeting to elect a new chairman of the board, and we will push for the implementation of the following plan: (a) A committee will be formed to search for a buyer of the company. (b). Concurrently, various measures will be taken to improve Hi/Lo's operations. These include, but not limited to, improving our computer system with more competent computer personnel, improving our warehouse and inventory control operations, matching competitors' prices across the board, decentralizing the current management structure, eliminating commercial sales managers in many of company stores, and trying to sell unprofitable stores to store managers or any other interested parties. These measures will be influenced and modified by surveys of opinions and suggestions that we will seek from all key employees of the company down to store managers. We hope that these actions would improve our bottom line so that even if we do not succeed in finding a reasonable buyer, the company would become more competitive and profitable.


Nominees Supported by Solicitor

     The two nominees for directorship who are supported by the partnership have a common commitment and understanding that, if elected, they will work vigorously toward enhancing shareholder value. They are all firm believers in the doctrine that the board should be controlled by shareholders. These nominees are:

MICHAEL A. WARD---Age 44, B.S., Business Administration, Univ. of
Kansas, 1979.   Has worked in the financial fields for 18 years,
of which 12 years has been in bankruptcy/turnaround markets. Has been a partner at Coastal Securities, Houston, Texas for 6 years. Currently holds 5000 shares of Hi/Lo common stock. If elected, will work with other board members to improve stock value by implementing various strategies.

KWANG-CHOU HWANG----Age 64, Ph.D Chem Eng., California Institute of Technology, 1965. Senior Engineering Specialist, Space and Aircraft systems, Garrett Corp., Los Angeles, 1966 to 1979. Managed real estate and securities investments, 1979 to 1997. Stockholder of Hi/Lo, 1995 to 1997, currently a beneficial owner of 9.8 % of outstanding shares. He is managing partner of Hwang Family Ltd. Partnership, Irving, TX. Committed to fight to improve shareholder value if elected.


    None of the nominees listed above has ever had any business, financial or contractual relationship with the company in the past.

     The compensation and benefits these nominees will receive, if elected, will be the same as those received by the present board members. Please look in the proxy statement sent to you by the company for details.

Voting Procedures

    The company by-laws requires that the presence at the meeting in person or by proxy of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum. To be elected, a nominee must win a majority of the votes cast, with abstention votes treated equally with rejection votes.

     The two nominees we nominated will not appear on the proxy card mailed to you by the company, but do not let that bother you. The company has assured this solicitor, in writing, that these candidates can be presented and voted on at the meeting, or any adjourned meeting thereof, and the partnership will vote your proxies, unless otherwise marked, for these candidates. All you have to do, if you agree with what this solicitor intends to do, is discard the proxy card mailed out to you by the company, execute and return the proxy card enclosed in this solicitation.


Stockholder Proposal and Director Nomination

      Rules and deadlines regarding submittal of stockholder proposal and nomination of directors for the 1998 stockholders' meeting are presented in the proxy statement furnished to you by the company, and will not be repeated here.



Kwang-chou Hwang
2432 Keyhole Dr.
Irving, TX 75062
Tel:(972) 570-7718

                               PROXY
                        HI-LO AUTOMOTIVE, INC.
         Annual Stockholders' Meeting to be held on May 20, 1997
         THIS PROXY IS SOLICITED ON BEHALF OF HWANG FAMILY LTD
         PARTNERSHIP

  ELECTION OF DIRECTORS:

1.  Hwang Family Ltd Partnership Group Nominees:  Michael A.
    Ward, Kwang-chou Hwang

For all nominees[ ]1      Withhold Authority for all nominees[ ]2

Instruction: To withhold authority to vote for election of one or more persons nominated by the Hwang Family Partnership Group, mark For above and cross out name(s) of persons with respect to whom authority is withheld.

2.  Company Nominees

The Hwang Family Ltd partnership Group intends to use this proxy to vote for persons who have been nominated by Hi-Lo Automotive to serve as directors, other than the company nominees listed below. You may withhold authority to vote for one or more additional company nominees, by writing the name of the nominee(s) below. You should refer to the proxy statement and form of proxy distributed by the company for the names, background, qualifications and other information concerning the company's nominees.

There is no assurance that any of company's nominees will serve as directors if any of the Partnership Group's nominees are elected to the board.

Company nominees with respect to whom the Partnership Group is NOT seeking any authority to vote for and WILL NOT exercise any such authority:

     Richard C. Adkerson, T. Michael Young

Write in below the names of any additional company nominees for whom authority to vote is withheld:

__________________________________________________________

Dated:________________
Signature______________________________

                     (reverse page of proxy)




  The undersigned hereby appoints Kwang-chou Hwang of Irving, TX, attorney and proxy, with full power of substitution, to vote as proxy all the shares of Hi-Lo common stock held in the name of the undersigned at the annual meeting of Hi-Lo Automotive to be held on May 20, 1997, at the Sheraton Astrodome Hotel, 8686 Kirby Dr., Houston, TX, and at any adjournment thereof, in accordance with the instructions given above.

      Dated:_____________, 1997

      Signature(s):____________________________________________